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FEDDERS CORPORATION
COMPUTATION OF PER SHARE EARNINGS
EXHIBIT 11
For The Years Ended August 31, 1995, 1994 and 1993
(Amounts in thousand except per share data)

                                                1995       1994       1993
Average number of common and common
 equivalent shares outstanding (1)            41,001     39,386     37,297

Net income (loss) to common stockholders     $29,504    $20,989    ($1,775)

Net income (loss) per common share             $0.72      $0.53     ($0.05)

Fully diluted:
  Average number of common and common
   equivalent shares outstanding              41,001     39,386     37,297
  Additional average number of common
   shares assuming the conversion of the
   5% convertible subordinated
   debentures due 1996                          -           388        388

  Average common and common equivalent
   shares outstanding                         41,001     39,774     37,685

Net income (loss)                            $29,504    $20,989    ($1,775)

Interest relating to the 5% convertible
 subordinated debentures due 1996 net
 of applicable taxes and tax credits             -          661        661

Net income (loss) applicable to common
 stockholders assuming full dilution         $29,504    $21,650    ($1,114)

Net income (loss) per common share             $0.72      $0.54     ($0.03)

Fully diluted income (loss) per share
 excluding anti-dilutive effect of
 conversion of debentures                      $0.72      $0.54     ($0.05)


(1) Average number of common and common stock equivalents outstanding have been restated to reflect Class A Stock dividend distributed in September 1994 and June 1995.

(2) The 5% convertible subordinated debentures due in May 1996 were fully redeemed by the company (see note 5 of the Notes to Consolidated financial Statements).